Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements as of September 30, 2026 and for the three and nine months ended September 30, 2026 and the related notes thereto, included elsewhere in this Report on Form 6-K. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors detailed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

The unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026 and 2025 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including IAS 34, Interim Financial Reporting. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

In this Report on Form 6-K, unless the context indicates otherwise, “we,” “us,” “our,” “our company,” “the Company,” “Ticketplus,” and similar references refer to Ticketplus Ltd., an exempted company limited by shares incorporated in the Cayman Islands, and its subsidiaries.

Overview

Ticketplus is a technology company providing underlying infrastructure that powers live events across Latin America. The Company operates a proprietary, end-to-end platform integrating ticketing, payments, access control, and data analytics, enabling events of all sizes to operate on a unified technological foundation.

Through a combination of direct operations and white-label platform deployments, Ticketplus has expanded primarily organically across 11 countries, and provides infrastructure across the live entertainment value chain in those markets.

As platform adoption increases, we benefit from cumulative data, operational learning, and network effects that strengthen product performance, customer retention, and economic efficiency over time.

Third Quarter 2026 Highlights

In the third quarter of 2026:

●	Revenue was $14.4 million, an increase of 90.3% compared to the third quarter of 2025.

●	We completed our initial public offering (the “Offering”) of 2,133,814 ordinary shares (inclusive of the exercised over-allotment option) at a public offering price of $8.00 per share for aggregate gross proceeds of approximately $17.1 million and aggregate net proceeds of approximately $15.5 million. Our ordinary shares trade on NYSE American under the symbol “TP.”

●	Total Platform Sales (GMV) were $177.5 million, an increase of 144.8%.

●	GMV processed for white-label partners operating on our platform increased 218.0% compared to the nine months ended September 30, 2025, and represented 57.7% of total GMV.

●	Gross profit margin was 49.0%, compared to 43.1% in the third quarter of 2025.

●	Net profit was $1.6 million, an increase of 611.8% compared to the third quarter of 2025, after a non-cash share-based payment expense of $1.2 million for ordinary shares issued for services upon the completion of our initial public offering.

●	Adjusted EBITDA was $6.1 million, an increase of 108.2% compared to the third quarter of 2025, representing an Adjusted EBITDA margin of 42.6% (see “Key Business Metric and Non-IFRS Financial Measures”).

●	Capitalized software development was approximately $3.8 million, or 26.8% of revenue.

●	We completed our first acquisition, Autoentrada S.A., a white-label partner operating on our platform since 2019.

●	Cash and cash equivalents were $17.0 million as of September 30, 2026, exceeding our total bank borrowings of approximately $13.0 million.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire and retain new partnerships with performers and event organizers;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Results of Operations

Comparison of the Three Months Ended September 30, 2026 and 2025

The following table sets forth key components of our results of operations for the three months ended September 30, 2026 and 2025.

	Three Months Ended September 30, 2026	Three Months Ended September 30, 2025
	$	$
Revenue	14,354,379	7,544,545
Cost of revenue	(7,326,829)	(4,292,337)
Gross profit	7,027,550	3,252,208
Administrative expenses	(3,881,394)	(2,764,979)
Financial income	46,470	22,343
Financial costs	(564,748)	(245,095)
Exchange difference, net	(81)	(44)
Income before tax	2,627,797	264,433
Income tax expense	(1,025,288)	(39,309)
Net profit	1,602,509	225,124

Note: Amounts for each period presented are translated at the average observed exchange rate for that period (see Note 2(c) to our unaudited interim consolidated financial statements). Accordingly, amounts for the three-month periods may not sum to the nine-month totals.

Revenue

Revenue for the three months ended September 30, 2026 and 2025 was $14,354,379 and $7,544,545, respectively, an increase of 90.3%. This compares to revenue growth of 80.8% for the three months ended June 30, 2026, as reported in our Report on Form 6-K for the six months ended June 30, 2026. The increase reflected the growth of Total Platform Sales (GMV), which increased 144.8% to $177.5 million across both our full operation and white-label SaaS models, driven by a higher number of events processed on our platform, the addition of new white-label partners and the expansion of the services we provide to our clients.

Cost of revenue

Cost of revenue for the three months ended September 30, 2026 and 2025 was $7,326,829 and $4,292,337, respectively, an increase of 70.7%. Cost of revenue as a percentage of revenue decreased from 56.9% for the three months ended September 30, 2025, to 51.0% for the three months ended September 30, 2026, primarily reflecting improved unit economics as ticketing and platform volumes scaled and a higher mix of software-based deployments.

Administrative expenses

Administrative expenses for the three months ended September 30, 2026 and 2025 were $3,881,394 and $2,764,979, respectively, an increase of 40.4%. The increase was primarily due to non-cash share-based payment expense of $1,323,434, consisting of $1,230,768 for the ordinary shares issued to our Chief Financial Officer for services rendered and $92,666 for restricted share units granted under the Ticketplus Ltd. 2026 Equity Incentive Plan, and to costs associated with operating as a public company. These increases were partially offset by lower amortization expense, as amortization for the three months ended September 30, 2025, included a portion of the accelerated amortization recognized in 2025, and by a credit of $144,849 from the reclassification to equity, in the three months ended September 30, 2026, of offering costs that had been recognized in administrative expenses in the six months ended June 30, 2026.

Financial income

Financial income for the three months ended September 30, 2026 and 2025 was $46,470 and $22,343, respectively, an increase of 108.0%. The increase was primarily due to interest earned on time deposits and mutual fund units. The net proceeds of the Offering, received in August 2026, were held primarily in bank accounts during the third quarter and have since been placed in short-term interest-bearing instruments, including mutual fund units.

Financial costs

Financial costs for the three months ended September 30, 2026 and 2025 were $564,748 and $245,095, respectively, an increase of 130.4%. The increase was primarily due to interest on borrowings incurred to fund operational expansion and software development investments, including the commercial loan with Banco Santander Chile entered into in May 2026.

Exchange difference, net

Exchange difference, net, for the three months ended September 30, 2026 and 2025 was $(81) and $(44), respectively, and was not significant in either period.

Income before tax

Income before tax for the three months ended September 30, 2026 and 2025 was $2,627,797 and $264,433, respectively, an increase of 893.7%. The increase was due to revenue growth, a higher gross profit margin and lower amortization expense, partially offset by the share-based payment expense described above, costs associated with operating as a public company and higher financial costs.

Income tax expense

Income tax expense for the three months ended September 30, 2026 and 2025 was $1,025,288 and $39,309, respectively. The effective tax rate was 39.0% for the three months ended September 30, 2026, compared to 14.9% for the three months ended September 30, 2025. Interim income tax expense is determined separately for each tax jurisdiction in which we operate. The higher effective rate in the 2026 period primarily reflects expenses incurred by Ticketplus Ltd., our Cayman Islands holding company, for which no income tax benefit is available, principally the share-based payment expense for the ordinary shares issued for services upon the completion of the Offering. Income tax expense includes deferred tax expense of $361,819, corresponding to the decrease in deferred tax assets during the period. Beginning with this report, deferred income tax and adjustments to income tax of prior years are presented within income tax expense (see Note 7 to our unaudited interim consolidated financial statements). Income tax expense for the three months ended September 30, 2025 has been allocated by applying the effective tax rate for the six months ended June 30, 2025 to the pre-tax result of the period, consistent with IAS 34.

Net profit

Net profit for the three months ended September 30, 2026 and 2025 was $1,602,509 and $225,124, respectively, an increase of 611.8%. The increase was due to revenue growth, a higher gross profit margin and lower amortization expense, partially offset by the share-based payment expense for the ordinary shares issued for services upon the completion of the Offering and a higher effective tax rate.

Comparison of the Nine Months Ended September 30, 2026 and 2025

The following table sets forth key components of our results of operations for the nine months ended September 30, 2026 and 2025.

	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
	$	$
Revenue	37,257,202	21,126,147
Cost of revenue	(18,999,363)	(12,618,401)
Gross profit	18,257,839	8,507,746
Administrative expenses	(8,349,018)	(5,503,615)
Financial income	117,573	30,655
Financial costs	(1,640,583)	(846,278)
Exchange difference, net	(18,352)	(4,567)
Income before tax	8,367,459	2,183,941
Income tax expense	(2,635,265)	(324,652)
Net profit	5,732,194	1,859,289

Revenue

The principal activities of the Company for the nine months ended September 30, 2026 and 2025 were the provision of ticketing technology solutions and live event management services across Latin America through its full operation and white-label SaaS business models. Revenue for the nine months ended September 30, 2026 and 2025 was $37,257,202 and $21,126,147, respectively, representing an increase of 76.4%. Full operation revenue increased 66.4% and white-label SaaS revenue increased 230.5%, representing 11.3% of total revenue, compared to 6.1% in the nine months ended September 30, 2025. Revenue as a percentage of GMV remained broadly stable within each business model; the decrease in the consolidated ratio reflects the higher share of white-label SaaS volume, which represented 57.7% of GMV, compared to 42.0% in the prior-year period. Revenue growth in U.S. dollars also reflects favorable exchange rate movements during the period (see Note 2(c) to our unaudited interim consolidated financial statements).

Cost of revenue

Cost of revenue for the nine months ended September 30, 2026 and 2025 was $18,999,363 and $12,618,401, respectively, representing an increase of 50.6%. Cost of revenue as a percentage of revenue decreased from 59.7% for the nine months ended September 30, 2025 to 51.0% for the nine months ended September 30, 2026, primarily reflecting a higher mix of software-based deployments.

Administrative expenses

Administrative expenses consisted of advertising, employee remuneration and benefits, share-based payments, rental expenses, utilities, depreciation and amortization, professional fees, taxes other than income taxes, travel and entertainment and other miscellaneous expenses. Administrative expenses for the nine months ended September 30, 2026 and 2025 were $8,349,018 and $5,503,615, respectively, an increase of 51.7%. The increase was primarily due to the share-based payment expense described above, professional fees incurred in connection with the Offering and our operation as a public company, and higher amortization expense resulting from continued investment in software development. Amortization of capitalized software development costs included in administrative expenses was $4,809,240 for the nine months ended September 30, 2026.

Financial income

Financial income, consisting primarily of interest earned on cash deposits and short-term investments, for the nine months ended September 30, 2026 and 2025, was $117,573 and $30,655, respectively, an increase of 283.5%. The increase was primarily due to interest earned on time deposits and mutual fund units.

Financial costs

Financial costs consist of interest on bank borrowings, financing costs related to card installment and advance settlement arrangements with payment processors and bank fees. Financial costs for the nine months ended September 30, 2026 and 2025 were $1,640,583 and $846,278, respectively, an increase of 93.9%. The increase was primarily due to interest on borrowings incurred to fund operational expansion and software development investments, including the commercial loan with Banco Santander Chile entered into in May 2026.

Exchange difference, net

Exchange difference, net, mainly consisting of monetary adjustments on provisional tax payments and other inflation-indexed adjustments, for the nine months ended September 30, 2026 and 2025 was $(18,352) and $(4,567), respectively. The change was mainly due to the higher balances of inflation-indexed monetary items outstanding during the nine months ended September 30, 2026.

Income before tax

Income before tax for the nine months ended September 30, 2026 and 2025 was $8,367,459 and $2,183,941, respectively, an increase of 283.1%. The increase was due to revenue growth and a higher gross profit margin, partially offset by higher administrative expenses and financial costs.

Income tax expense

Income tax expense for the nine months ended September 30, 2026 and 2025 was $2,635,265 and $324,652, respectively, an increase of 711.7%. The effective tax rate was 31.5% for the nine months ended September 30, 2026, compared to 14.9% for the nine months ended September 30, 2025. The higher effective rate in the 2026 period primarily reflects the expenses incurred by Ticketplus Ltd. described above. Income tax expense includes deferred tax expense of $416,655, corresponding to the decrease in deferred tax assets during the period. Excluding the expenses incurred by Ticketplus Ltd. for which no income tax benefit is available, our effective tax rate for the nine months ended September 30, 2026 would have been approximately 27%, in line with the statutory corporate income tax rate applicable to our operating subsidiaries. The lower effective rate in the prior-year period primarily reflected tax-only monetary correction and other adjustments arising from the determination of taxable income.

Net profit

Net profit for the nine months ended September 30, 2026 and 2025 was $5,732,194 and $1,859,289, respectively, an increase of 208.3%. The increase was due to revenue growth and a higher gross profit margin, partially offset by higher administrative expenses, including the share-based payment expense for the ordinary shares issued for services upon the completion of the Offering, and a higher effective tax rate.

Key Business Metric and Non-IFRS Financial Measures

The following tables present, for the three and nine months ended September 30, 2026 and 2025, our results from continuing operations, the most directly comparable financial measure calculated in accordance with IFRS, together with EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, which are non-IFRS financial measures. We define EBITDA as earnings before financial costs (net of financial income), income tax expense and depreciation and amortization, and EBITDA margin as EBITDA as a percentage of revenue from ordinary activities. We define Adjusted EBITDA as EBITDA excluding (i) the share-based payment expense for the ordinary shares issued for services upon the completion of the Offering, (ii) costs related to the Offering that were recognized in profit or loss, and (iii) for the three months ended September 30, 2026, the credit from the reclassification to equity of offering costs that had been recognized in profit or loss in the six months ended June 30, 2026, and Adjusted EBITDA margin as Adjusted EBITDA as a percentage of revenue from ordinary activities. Adjusted EBITDA does not exclude share-based payment expense for restricted share units or the ongoing costs of operating as a public company. EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are supplemental performance measures that are not required by, or presented in accordance with, IFRS. They should not be considered an alternative to results from continuing operations or any other performance measure derived in accordance with IFRS, or as an alternative to cash flows from operating activities or a measure of the Company’s liquidity or profitability. Furthermore, these non-IFRS financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. We compensate for these limitations by providing a reconciliation of these non-IFRS financial measures to the related IFRS financial measures. We believe that the presentation of these measures is relevant and useful by enhancing the readers’ ability to understand our operating performance.

	Three Months Ended September 30, 2026	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
	$	$	$	$
Total Platform Sales (GMV)(1)	177,534,374	72,526,551	457,845,097	197,793,903
Revenue from ordinary activities	14,354,379	7,544,545	37,257,202	21,126,147
Cost of revenue	(7,326,829)	(4,292,337)	(18,999,363)	(12,618,401)
Gross profit	7,027,550	3,252,208	18,257,839	8,507,746
Gross profit margin(2)	49.0%	43.1%	49.0%	40.3%
Administrative expenses	(3,881,394)	(2,764,979)	(8,349,018)	(5,503,615)
Results from continuing operations	1,602,509	225,124	5,732,194	1,859,289
Results from continuing operations margin(3)	11.2%	3.0%	15.4%	8.8%
EBITDA(4)	4,990,162	2,939,608	14,744,539	7,544,594
EBITDA margin(4)	34.8%	39.0%	39.6%	35.7%
Adjusted EBITDA(4)	6,121,192	2,939,608	16,020,418	7,544,594
Adjusted EBITDA margin(4)	42.6%	39.0%	43.0%	35.7%

(1)	Our key business metric is Total Platform Sales (GMV), which is an operating metric that represents the total value of all sales processed through the Company’s platform, including tickets and other products and services, before any deductions for fees, refunds, or commissions, and regardless of revenue recognition treatment.

(2)	Gross profit as a percentage of revenue from ordinary activities.

(3)	Results from continuing operations as a percentage of revenue from ordinary activities.

(4)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures. See the reconciliation to results from continuing operations below.

Total Platform Sales (GMV) for the three months ended September 30, 2026 was approximately $177.5 million, compared to approximately $72.5 million for the three months ended September 30, 2025, an increase of 144.8%, and for the nine months ended September 30, 2026 was approximately $457.8 million, compared to approximately $197.8 million for the nine months ended September 30, 2025, an increase of 131.5%. GMV is derived directly from the transactional system of our technology platform. GMV grew faster than revenue, reflecting the higher mix of software-based deployments. The following table presents revenue and GMV by business model for the nine months ended September 30, 2026 and 2025:

	Nine Months Ended September 30, 2026 - Revenue	Nine Months Ended September 30, 2026 - GMV	Nine Months Ended September 30, 2025 - Revenue	Nine Months Ended September 30, 2025 - GMV
	$	$	$	$
Full Operation Model	33,029,253	193,698,245	19,846,805	114,722,568
White-Label SaaS Model	4,227,949	264,146,852	1,279,342	83,071,335
Total	37,257,202	457,845,097	21,126,147	197,793,903

In addition to GMV, we track events processed and active markets. Events processed represents the number of events for which tickets were sold through our platform during the period. More than 62,400 events were processed on our platform during the nine months ended September 30, 2026, compared to more than 39,800 events processed in the year ended December 31, 2025. An active market is defined as one in which our platform is live, with local payment methods enabled, at least one contracted client or partner and ticket sales during the period. We were active in 11 markets as of September 30, 2026.

The following table reconciles results from continuing operations, the most directly comparable IFRS measure, to EBITDA and Adjusted EBITDA for the periods presented:

	Three Months Ended September 30, 2026	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
	$	$	$	$
Results from continuing operations	1,602,509	225,124	5,732,194	1,859,289
(+) Income tax expense	1,025,288	39,309	2,635,265	324,652
(+) Financial costs, net of financial income	518,278	222,752	1,523,010	815,623
(+) Depreciation and amortization	1,844,087	2,452,423	4,854,070	4,545,030
(=) EBITDA	4,990,162	2,939,608	14,744,539	7,544,594
(+) Share-based payment for Ordinary Shares issued for services upon the completion of the Offering	1,230,768	-	1,230,768	-
(+) Offering costs recognized in profit or loss	45,111	-	45,111	-
(-) Reclassification to equity of offering costs recognized in the six months ended June 30, 2026	(144,849)	-	-	-
(=) Adjusted EBITDA	6,121,192	2,939,608	16,020,418	7,544,594
EBITDA margin	34.8%	39.0%	39.6%	35.7%
Adjusted EBITDA margin	42.6%	39.0%	43.0%	35.7%

EBITDA increased from $2,939,608 for the three months ended September 30, 2025 to $4,990,162 for the three months ended September 30, 2026, and EBITDA margin decreased from 39.0% to 34.8%, primarily as a result of the share-based payment expense described above. Adjusted EBITDA increased from $2,939,608 to $6,121,192 over the same periods, with Adjusted EBITDA margin of 42.6% compared to 39.0%. For the nine months ended September 30, 2026, EBITDA increased to $14,744,539 from $7,544,594, with EBITDA margin expanding from 35.7% to 39.6%, and Adjusted EBITDA increased to $16,020,418 from $7,544,594, with Adjusted EBITDA margin expanding from 35.7% to 43.0%.

Liquidity and Capital Resources

As of September 30, 2026, we had cash and cash equivalents of $17,008,486, which exceeded our total bank borrowings of approximately $13.0 million. We have met our working capital requirements primarily through business operations, supplemented by bank debt financing, the net proceeds of the Offering and, historically, non-interest-bearing loans from related parties (see “Related Party Transactions” below).

In August 2026, we completed the Offering. Proceeds from the issuance of shares, net of underwriting discounts and other issuance costs paid by the Company, were $14,737,498 for the nine months ended September 30, 2026. We intend to use our cash and cash equivalents to fund the continued development of our platform, our expansion into new markets and selective strategic investments. We continue to evaluate our capital structure, including the terms of our existing bank borrowings.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations, together with the net proceeds of the Offering, to fund our operations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

Statements of Cash Flow Data	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
	$	$
Net cash provided by (used in) operating activities	11,805,186	7,932,802
Net cash provided by (used in) investing activities	(13,832,812)	(8,111,873)
Net cash provided by (used in) financing activities	15,430,017	3,801,131
Net increase (decrease) in cash and cash equivalents	13,402,391	3,622,060
Effect of exchange rate changes on cash and cash equivalents	(374,743)	(34,901)
Cash and cash equivalents, beginning of period	3,980,838	2,000,866
Cash and cash equivalents, end of period	17,008,486	5,588,025

Amounts for the nine months ended September 30, 2025 have been re-presented on the same basis as 2026, including the reclassification of a non-cash movement previously presented within financing activities (see Note 2(c) to our unaudited interim consolidated financial statements).

Net cash provided by operating activities was $11,805,186 for the nine months ended September 30, 2026, compared to $7,932,802 for the nine months ended September 30, 2025. The increase in net cash provided by operating activities was driven by increased net profit for the period and non-cash charges, principally depreciation and amortization of approximately $4.9 million, the income tax provision for the period and share-based payment expense of approximately $1.3 million, partially offset by working capital movements. Cash provided by operating activities represented 83.1% of our investments in intangible assets and property and equipment during the nine months ended September 30, 2026.

Net cash used in investing activities was $13,832,812 for the nine months ended September 30, 2026, compared to $8,111,873 for the nine months ended September 30, 2025, primarily consisting of approximately $14.1 million of capitalized software development costs and approximately $0.1 million of capital expenditures on property and equipment. The increase in net cash used in investing activities reflects the growth of our software development program in line with the growth of our business. As a result, cash used in investing activities exceeded cash provided by operating activities during the period.

We invest in our platform ahead of growth. The capabilities we develop in a given period are designed to support the transaction volumes, products and markets of subsequent periods, rather than the revenue of the period in which they are developed. In 2026, our capitalized development has focused primarily on preparing our platform for white-label deployments in markets beyond our current footprint and on expanding the services we offer under our full operation model. Capitalized software development costs represented 37.8% of revenue for the nine months ended September 30, 2026, compared to 38.3% for the same period of 2025, while revenue increased 76.4%.

Net cash provided by financing activities was $15,430,017 for the nine months ended September 30, 2026, compared to $3,801,131 for the nine months ended September 30, 2025. For the nine months ended September 30, 2026, financing inflows primarily reflect the proceeds from the issuance of shares in the Offering, net of issuance costs, and net proceeds from bank borrowings, principally the commercial loan with Banco Santander Chile entered into in May 2026. For the nine months ended September 30, 2025, financing inflows primarily reflected new bank borrowings raised to fund the expansion of our software development program, partially offset by net repayments to related parties.

Contractual Obligations and Commitments

Bank Loans

As of September 30, 2026, we had outstanding bank loans totaling approximately $13.0 million, net of deferred interest, consisting of loans from Chilean banks Banco Estado, Banco Itaú, and Banco Santander. These loans bear interest at fixed rates ranging from 5.18% to 9.93% per annum and are denominated in Chilean pesos and Unidades de Fomento (“UF”). Of this total, approximately $3.6 million is classified as current (due within one year) and approximately $9.4 million is classified as non-current. The loans have varying maturities extending through 2030.

Contingencies

We are currently not a defendant to any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

Until July 10, 2026, prior to the Offering, Ticketplus SpA was guarantor of a personal mortgage loan extended by Scotiabank Chile to Chien-Fu Chen Chen, our Chief Executive Officer and director, as described in “Related Party Transactions--Guarantee” in our Registration Statement on Form F-1 (File No. 333-296318). Ticketplus SpA was released from this guarantee on July 10, 2026, and no amounts were ever drawn or paid under it. Other than the foregoing, we have not entered into any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Related Party Transactions

Our related parties include entities beneficially owned by Yethro Dinamarca Santelices, a member and the Chair of our board of directors. Our related party transactions consist principally of non-interest-bearing loans and software development services and are described in Note 12 to our unaudited interim consolidated financial statements.

Loans from Argentina Real Estate 1 LLC and Te vi SpA are non-trade, unsecured and non-interest-bearing, represent working capital advances provided in prior periods, and mature on December 31, 2029. No amounts were repaid under these loans, and no new amounts were borrowed, during the nine months ended September 30, 2026. Their outstanding balance is denominated in Chilean pesos and was unchanged at CLP 2,315,388,601 as of both September 30, 2026 and December 31, 2025. The decrease in the U.S. dollar amount of these loans, from $2,552,433 as of December 31, 2025 to $2,380,618 as of September 30, 2026, is due solely to the translation of the Chilean peso balance at the closing exchange rate of each date.

As of September 30, 2026, outstanding trade payables to Ozmo SpA and Global Services SpA were $1,635,722, compared to $3,203,029 as of December 31, 2025. The decrease reflects the lower volume of new development work performed by these entities, as we have decided not to assign significant new development projects to them, while amounts invoiced continued to be settled in the ordinary course on standard commercial terms. Projects already in progress with these entities are being completed, and new development work is assigned to other external development providers that we already engage. We expect these arrangements, and the related outstanding balance, to be substantially wound down over the coming quarters.

Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Credit risk refers to the possibility that a counterparty fails to meet its contractual obligations, leading to a financial loss for the Company, and arises principally from accounts receivable and our cash held with banks and other financial intermediaries. As of September 30, 2026, we held a balance of $9,696,293 in trade and other receivables, compared to $9,220,336 as of December 31, 2025.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company manages this risk through the continuous monitoring of projected and actual cash flow, maintaining sufficient cash balance and available lines of credit. As of September 30, 2026 and December 31, 2025, the Company had adequate liquid resources to cover its short-term liabilities.

Foreign exchange risk

The Company enters into certain transactions in foreign currencies related to software licenses and technological services. Foreign exchange risk exposure is managed through the periodic assessment of the net foreign currency position.

Critical Accounting Policies and Estimates

Except for the accounting policies adopted in connection with the Offering and the acquisition of Autoentrada S.A. described below and in Note 2 to our unaudited interim consolidated financial statements, there have been no material changes to our critical accounting policies and estimates during the nine months ended September 30, 2026.

Capitalization of software development costs. We capitalize costs incurred in the development of our platform where the criteria in IAS 38 are met, including technical feasibility, our intention and ability to complete the asset, and the probability that future economic benefits will flow to the Company. The determination of whether those criteria are met, and of the point at which the development phase commences, requires significant judgment. Capitalized software development costs were approximately $14.1 million for the nine months ended September 30, 2026. Capitalized software is amortized on a straight-line basis over an estimated useful life of four years. We own our platform; our in-house product and engineering team defines its architecture and directs its development, which is executed with the support of contracted development providers (see Note 12(c) to our unaudited interim consolidated financial statements).

Offering costs and share-based payments. Incremental costs directly attributable to the issuance of new ordinary shares in the Offering are deducted from equity, and costs that relate jointly to the issuance of new shares and the listing of our existing shares are allocated between equity and profit or loss on the basis of the proportion of new shares issued in the Offering to total shares listed. Ordinary shares issued for services are measured at the Offering price and recognized as a cost of the Offering or as an expense depending on the nature of the services received, and restricted share units are measured at their grant-date fair value and recognized as an expense over the vesting period of each installment. The determination of which costs are directly attributable to the issuance of new shares requires judgment. Offering costs deducted from equity, including costs settled in ordinary shares, amounted to $4,738,542.

Business combinations. The acquisition of Autoentrada S.A. was accounted for using the acquisition method. The identification and measurement of the assets acquired and liabilities assumed are provisional and may be adjusted during the measurement period, which may not exceed one year from the acquisition date. The financial statements of Autoentrada S.A., whose functional currency is the currency of a hyperinflationary economy, are restated in accordance with IAS 29 before translation into U.S. dollars at the closing exchange rate.